January 28, 2008

Via EDGAR and Facsimile

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F St. N.E., Mail Stop 60-10

Washington, DC 20549

RE:     NPS Pharmaceuticals, Inc.

           Form 10-K for fiscal year ended December 31, 2006

           File No. 0-23272

Dear Mr. Rosenberg,

On behalf of NPS Pharmaceuticals, Inc. (the “Company”), I am writing to respond to your letter dated December 21, 2007, which sets forth certain comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”). For your convenience, the full text of each of the Staff’s comments is set forth below in bold type, and the Company’s response to each comment directly follows the applicable text in regular type.

Form 10-K for Fiscal Year Ended December 31, 2006

General

1. We note your statement on page 20 that, “We depend on a number of contract manufacturers to supply key components of PREOS®. For instance, we have entered into agreements with SynCo Bio Partners B.V., or SynCo, and Boehringer Ingelheim Austria GmbH, or BI, to produce bulk supplies of the active pharmaceutical ingredient of PREOS®.” You have included your agreement with SynCo as an exhibit to the Form 10-K but not your agreement with BI. Please provide us with an analysis supporting your determination that you are not substantially dependent on BI and that this agreement is not required to be filed as an exhibit. Further, please also address whether you have any written agreements or summaries of oral arrangements with either Vetter Pharma-Fertigung GmbH or Ypsomed AG regarding the sole source of supplies each provides to you that you are substantially dependent upon and that should be included as exhibits.

Response Regarding BI: As disclosed in the Form 10-K, SynCo Bio Partners B.V. (“SynCo”) has historically supplied the Company with its clinical requirements of bulk drag product for the Company’s drug candidate, PREOS®. In October 2002, the Company entered into a Commercial Manufacturing Agreement with Boehringer Ingelheim Austria GmbH (“BI”), which was subsequently amended in March 2004 and December 2005 (as amended, the “BI Agreement”). The Company entered into the BI Agreement to provide for the supply of its future commercial requirements of PREOS® if and when PREOS® was approved by the U.S. Food and Drug Administration (the “FDA”), when the Company expected its requirements would significantly increase. At the time the Company entered into the BI Agreement, PREOS® was in Phase III Clinical Trials and the Company’s intent was to gradually engage BI as a commercial supplier as demand increased. At the time the Company entered into the BI Agreement, the Company had a sufficient inventory of bulk drug product supplied by SynCo to meet its clinical requirements. This residual inventory has been utilized by the Company up through the period covered by the Form 10-K and also during 2007. Because the Company has not yet received marketing approval for PREOS® in the U.S., the Company has not needed to rely on the BI Agreement for the commercial supply of PREOS® in the U.S.

For the reasons explained above, the Company determined that, during the period covered by the Form 10-K, it was not substantially dependent upon the BI Agreement, and consequently, the BI Agreement did not need to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Notwithstanding the foregoing, the Company acknowledges that as a result of the expiration of the SynCo agreement and the exhaustion of its residual inventory of bulk drug product supplied by SynCo, the Company is now more dependent upon BI as a supplier for clinical materials. In addition, the Company may utilize BI as a commercial supplier for GATTEX™ if and when GATTEX™ receives regulatory approval. Based on these considerations, the Company intends to file the BI Agreement as an exhibit to its Form 10-K for the fiscal year-ended December 31, 2007.

Response Regarding Vetter and Ypsomed. Due to the delay in marketing approval for PREOS® in the U.S, the Company has not yet entered into commercial manufacturing agreements with either Vetter Pharma-Fertigung GmbH (“Vetter”) or Ypsomed AG (“Ypsomed”). The Company and Vetter entered into a Development Agreement in January 2000 (the “Vetter Development Agreement”) pursuant to which Vetter created a manufacturing system to produce finished drug product for PREOS®. The Company and Vetter also entered into Capacity Reservation Agreement in January 2004 pursuant to which Vetter agreed to reserve manufacturing capacity for the production of PREOS®. In January 2004, the Company entered into a Development Agreement with Ypsomed (the “Ypsomed Development Agreement”) pursuant to which Ypsomed developed an injection pen device that would be used for the administration of PREOS®. The Company purchases finished drug product for PREOS® from Vetter and injection pen devices from Ypsomed for clinical use on an as needed basis through purchase orders and invoices. Although the Company believes that Vetter and Ypsomed will be important suppliers in the future if and when PREOS® receives marketing approval in the U.S., the Company views the Vetter Development Agreement, the Capacity Reservation Agreement and the Ypsomed Development Agreement as precursors to the formal commercial manufacturing agreements it plans to negotiate with Vetter and Ypsomed and not as agreements upon which the Company’s business is substantially dependent. Therefore, the Company determined that the agreements do not need to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.

Item 9A Controls and Procedures, page 61

2. We note your disclosure that, our “Chief Executive Officer and Chief Financial Officer have concluded that . . . our Disclosure Controls and Procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is made known to management, including our Chief Executive Officer and Chief Financial Officer and that such information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Please tell us supplementally whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).

Response: The Company acknowledges the Staff’s comment and has reviewed the conclusions made by its Chief Executive Officer and Chief Financial Officer regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the Form 10-K. Our review shows that the Company’s Chief Executive Officer and Chief Financial Officer concluded, after their evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by the Form 10-K, that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. In future filings, the Company will disclose the conclusions of our officers regarding the effectiveness of the Company’s disclosure controls and procedures in ensuring that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and timely communicated to management.

Form 10-Q for the Quarter-Ended September 30, 2007

3. We note your description of the new license agreement entered into on September 26, 2007 with Nycomed regarding the rights to develop and commercialize GATTEX ™ (teduglutide) outside the United States, Canada and Mexico for the treatment of gastrointestinal disorders. We note that you have not included this agreement as an exhibit to your Form 10-Q for the quarter ended

September 30, 2007. Please provide us with an analysis supporting your determination that this agreement is not required to be filed as an exhibit.

Response: The Company’s license agreement with Nycomed for the development and commercialization of GATTEX™ was entered into on September 24, 2007 (the “GATTEX™ License Agreement”) and was filed as Exhibit 10.3 to the Company’s Form 10-Q for the quarter-ended September 30, 2007. During the course of responding to this comment letter, the Company discovered that its Form 8-K filed on October 1, 2007 inadvertently identified September 26, 2007 as the date the Company entered into the GATTEX™ License Agreement, rather than September 24, 2007. The Form 8-K is the only report filed by the Company with the Commission which references September 26, 2007 as the date of the GATTEX™ License Agreement. The Company believes that the reference in the Form 8-K to September 26, 2007 as the date of the GATTEX™ License Agreement is an immaterial, typographical error that will not confuse or mislead investors. Accordingly, the Company does not believe that it is necessary to amend the Form 8-K to correct this error.

Acknowledgement

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please feel free to contact me at (908) 450-5300 or our General Counsel, Andrew Rackear, via email at arackear@npsp.com should you have any further questions.

NPS PHARMACEUTICALS, INC.

/s/ N. Anthony Coles
N. Anthony Coles President & CEO

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